

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Mark Cloutier
Chief Executive Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, HM19
Bermuda

> **Re: Aspen Insurance Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 5, 2024**
> **File No. 333-276163**

Dear Mark Cloutier:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1

General

1.   We note your response to prior comment 1 and the presentation on pages 7 and 11 of upper single digit CAGR for overall and insurance-segment gross written premiums. This presentation includes quantitative disclosure of the positive results in each year for 5 years except for 2023, which had negative 7.7% and 2.3% returns, respectively. Please revise Item 5 to further clarify in qualitative terms the reasons for these trends, especially the change to negative CAGR in 2023, and include a cross reference to Item 5 from the discussion of CAGR in the Summary.

Exhibits

2.   We note there are multiple exhibits marked "to be filed." We also note your response to prior comment 14 of our letter dated January 12, 2024. Please provide a legal analysis as to why you believe, if true, that the investment management agreement described on pages 24 and F-63 is not required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

    Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance

cc: Robert A. Ryan, Esq.